

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 22, 2007

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
5808 Lake Washington Boulevard NE, Suite 300
Kirkland, Washington 98033

>   **Re: Clearwire Corporation**
>   **Amendment No. 4 to Form S-1 registration statement**
>   **Filed February 20, 2007**
>   **File No. 333-139468**

Dear Mr. Hodder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

1. We note your response to prior comment 1 and are unable to agree. An important part of your business plan is the building of networks and growing your subscriber base. An important component of this growth is your planned expansion into new markets. As you indicated in your response this growth is expected to be material to the company's operations and financial condition. To fully understand the potential effect of this growth and to put context to the criteria considered by management (as highlighted in the second paragraph on page 65), investors are entitled to know the identity of planned markets. Please revise to include this information.

Note 3 Strategic Transactions, page F-16

1. Refer to your response to comment 9 and your disclosures in MD&A. Since the disposition of Nexnet had a discrete material impact on your financial statements, please expand your disclosures at the bottom of page 34 to quantify the costs of equipment attributable to the revenues generated by Nexnet and to discuss the gain on the sale. In addition, revise the Summary Consolidated Financial data on page 8 and the Selected Financial Data on page 31 to include a discussion of the impact of the disposition of Nextnet in your financial statements, similar to the discussion included in MD&A.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett at 202-551-3389 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Joshua N. Korff, Esq.
    Via Facsimile (212) 446-4900